LOCAL CORPORATION

7555 Irvine Center Drive

Irvine, CA 92618

July 3, 2013

Mr. Mark P. Shuman, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Local Corporation
Registration Statement on Form S-3
Filed May 6, 2013
File No. 333-188383

Dear Mr. Shuman:

This letter responds to the comments of the letter dated June 26, 2013, to Heath Clarke on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amended Registration Statement on Form S-3 filed on June 12, 2013 (“Form S-3”). We have reproduced below in bold font each of the Staff comments set forth in the June 26, 2013, letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the June 26, 2013, letter.

Cover Page

1.	Regarding your revisions to prior comment 4, the cover page does not reference your right to pay obligations under the notes with stock valued at 93% of its then current market price. As such payments would require increasingly large number of shares as the price of your stock decreases, please provide a concise reference to this provision on the cover page. Clarify whether the prospectus may be used for resales of shares issued in that manner, as applicable. In addition, expand the disclosure in the risk factor on page 23 or page 27 to describe the potential effects of this provision.

As requested, the Company will add language to the cover page as follows:

“The Convertible Notes contain provisions which allow for interest obligations under the Convertible Notes to be paid in shares of Common Stock discounted to 93% of market price instead of cash. Since the price at which our Common Stock is converted into the interest obligation amount is at a discount to the market price and there is no guarantee as to what the market price will be, a potentially unlimited number of additional shares of our Common Stock could be used to pay these obligations. The prospectus attached to this Registration Statement may be used for the resale of shares of Common Stock issued in this manner, but only in the amounts registered above.”

Additionally, the Company will add a risk factor at page 27 as follows:

“The Convertible Notes contain provisions which allow us to pay our interest obligations under the Convertible Notes in shares of Common Stock discounted to the current market price.

The Convertible Notes contain provisions which allow us to pay our interest obligations under the Convertible Notes in shares of our Common Stock instead of cash. If we elect to pay our interest obligations under the Convertible Notes in shares of our Common Stock, the number of shares to be issued in satisfaction of such interest obligations would be determined by dividing such interest obligation amount by 93% of the market price of our Common Stock as of the applicable payment date. The “market price” of our Common Stock is the lesser of (i) the closing sale price of our Common Stock on the date before the applicable payment date and (ii) the volume weight average price over the 20 trading day period prior to the date before the applicable payment date. Since the price at which our Common Stock is converted into the interest obligation amount is at a discount to the market price and there is no guarantee as to what the market price will be, a potentially unlimited number of additional shares of our Common Stock could be used to pay these obligations.

By way of illustration, the following table sets forth the impact that lower market prices for our Common Stock would have on the number of shares of Common Stock to be issued in satisfaction of our interest obligations under the Notes, assuming a market price of approximately 25%, 50% and 75% of the current conversion price of the Notes:

Market Price of Common Stock at interest payment date	Conversion price (93% of Market Price)	Number of shares of Common Stock issued for interest payment
$2.01	$1.87	374,472
$1.50	$1.40	501,792
$1.00	$0.93	752,688
$0.50	$0.47	1,505,376

Accordingly, if we elect to pay our interest obligations in shares of Common Stock, then potentially material additional dilution to our existing stockholders may occur and our ability to complete a subsequent financing to fund our operating needs could be materially adversely affected.”

Risk Factors

The conversion price of the Convertible Notes can fluctuate…., page 23

2.	Please provide further examples of the potential impact of issuances of common stock at declining prices. In this regard, we note your disclosure on page 48 of your Schedule 14A filed June 18, 2013.

As requested, the Company will revise the risk factor as follows (additions in bold underline):

“The conversion price of the Convertible Notes can fluctuate under certain circumstances which, if triggered, can result in potentially material further dilution to our stockholders.

Under the terms of the Convertible Notes, the conversion price of the Convertible Notes can fluctuate in the event (i) there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-current conversion price for the Convertible Notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the Convertible Notes. In such instances, the conversion price of the Convertible Notes can fluctuate materially lower than the current conversion price of $2.01 per share.

In the event there is an event of default under the Notes and the holder elects to convert the notes, the Notes would be converted at the lower of the conversion price then in effect or a price equal to 80% of the volume weight average price on the trading day immediately preceding the conversion date.

By way of illustration, assuming the Company is in an event of default under the Convertible Notes and the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, the following table sets forth the dilutive impact of such a conversion assuming that the alternative price (i.e., the then-current conversion price or 80% of the volume-weighted average sale price for the common stock on the trading day immediately preceding such conversion) is approximately 25%, 50%, and 75% of the current conversion price of $2.01:

Conversion Price	Number of Shares to be Issued upon Conversion
$2.01 (current conversion price)	2,487,562
$1.50 (approximate 25% decrease)	3,333,332
$1.00 (approximate 50% decrease)	5,000,000
$0.50 (approximate 75% decrease)	10,000,000

In the event of a stock dividend, split or combination, the conversion price of the Notes would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a = Current Conversion Price

b= Number of shares of Common Stock outstanding before the event

c= Number of shares of Common Stock outstanding after the event

In the event of a subsequent issuance of Common Stock by us, the conversion price of the Notes would be adjusted in accordance with the following formula:

a x (b+(c/a))/d

Where:

a = Current Conversion Price

b= Number of shares of Common Stock outstanding at time of issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current conversion price of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price	Number of Shares to be Issued Upon Conversion of Notes
$1,000,000	$1.50 $1.00 $0.50	2,505,564 2,541,037 2,576,510
$5,000,000	$1.50 $1.00 $0.50	2,570,508 2,733,959 2,897,410
$10,000,000	$1.50 $1.00 $0.50	2,638,637 2,936,343 3,234,049

Accordingly, if these provisions are triggered, then potentially material additional dilution to the existing stockholders of the Company may occur and the ability of the Company to complete a subsequent financing to fund its future operating needs could be materially adversely effected.”

Selling Stockholders

The Warrants, page 27

3.	Regarding the volume weighted price-adjustment provisions related to the Warrant in Section 4.3 of exhibit 4.3, please expand your disclosure to describe the types of event that trigger a reduction in the exercise price and concisely explain how the exercise provide is adjusted and the intended economic impact of the market-price dependent adjustments. Consider providing one or two examples to provide a readily understandable, concrete examples of the potential exercise price decreases and offered share increases through the operation of this provision.

The Company will revise the applicable paragraphs of page 27 to read as follows (additions in bold underline and deletions in ~~bold strikethrough~~):

The Convertible Notes

The Convertible Notes were issued in the principal amount of $5,000,000. The Convertible Notes have a maturity date of April 11, 2015. The Convertible Notes bear interest at 7% per annum and the Company may pay interest only until the maturity date. The Company may, at its election, issue shares of Common Stock in satisfaction of its interest obligations under the Convertible Notes, provided certain conditions have been met, and provided further that such Common Stock shall be issued at a price equal to 93% of the then-current market price for our Common Stock, as calculated under the Convertible Notes. Since the price at which our Common Stock is converted into the interest obligation amount is at a discount to the market price and there is no guarantee as to what the market price will be, a potentially unlimited number of additional shares of our Common Stock could be used to pay these obligations. The Convertible Notes are secured by all of our assets and are subordinated to our senior credit facility. In the event of default under the Convertible Notes, the Convertible Notes will bear interest at a default rate of eighteen percent (18%) per annum. The Convertible Notes are convertible into shares of our Common Stock at $2.01 per share.

Under the terms of the Convertible Notes, the conversion price of the Notes can fluctuate in the event (i) there is an event of default under the Notes, the selling stockholders elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate materially lower than the current conversion price of $2.01 per share.

In the event there is an event of default under the Convertible Notes and the holder elects to convert the Convertible Notes, the Convertible Notes would be converted at the lower of the conversion price then in effect or a price equal to 80% of the volume weight average price on the trading day immediately preceding the conversion date.

By way of illustration, assuming we are in an event of default under the Convertible Notes and the holders of the Convertible Notes elect to use the alternative conversion price to convert their Convertible Notes, the following table sets forth the dilutive impact of such a conversion assuming that the alternative price (i.e., the then-current conversion price or 80% of the volume-weighted average sale price for the Common Stock on trading day immediately preceding such conversion) is approximately 25%, 50% and 75% of the current conversion price of $2.01:

Conversion Price	Number of Shares to be Issued upon Conversion
$2.01 (current conversion price)	2,487,562
$1.50 (approximate 25% decrease)	3,333,332
$1.00 (approximate 50% decrease)	5,000,000
$0.50 (approximate 75% decrease)	10,000,000

In the event of a stock dividend, split or combination, the conversion price of the Notes would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a= Current Conversion Price

b= Number of shares of Common Stock outstanding before the event

c= Number of shares of Common Stock outstanding after the event

In the event of a subsequent issuance of Common Stock by us, the conversion price of the Notes would be adjusted in accordance with the following formula:

a x (b+c)/d

Where:

a= Current Conversion Price

b= Number of shares of Common Stock outstanding at time of issuance

c= Number of shares of Common Stock issued

d= Number of shares of Common Stock outstanding after the issuance

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current conversion price of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price	Number of Shares to be Issued Upon Conversion of Notes
$1,000,000	$1.50 $1.00 $0.50	2,505,564 2,541,037 2,576,510
$5,000,000	$1.50 $1.00 $0.50	2,570,508 2,733,959 2,897,410
$10,000,000	$1.50 $1.00 $0.50	2,638,637 2,936,343 3,234,049

The Convertible Notes are convertible by the Selling Securityholders at any time. The Company can force the conversion of the Convertible Notes by the Selling Securityholders in the event the trading price for our Common Stock exceeds 200% of the then current conversion price for a period of 90 trading days and certain other conditions have been met.

The Warrants

The Warrants are exercisable to purchase 746,268 shares of our Common Stock at $2.01 per share. The Warrants are exercisable until the fifth anniversary of the issuance date, April 11, 2013. The Company’s obligations under the Warrants are secured by all of our assets, subject to subordination to our senior credit facility. Under the terms of the Warrants, the number of Warrants issuable and the exercise price of the Warrants can fluctuate in the event (i) the Company undertakes certain stock dividends, split, combinations, distributions, or (ii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current exercise price for the Warrants. In such instances, the number of Warrants issuable can fluctuate materially higher and the exercise price of the Warrants ~~and the number of Warrants~~ can fluctuate materially lower than the current exercise price of $2.01 per share.

~~Under the terms of the Convertible Notes, the conversion price of the Convertible Notes can fluctuate in the event (i) there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-current conversion price for the Convertible Notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the Convertible Notes. In such instances, the conversion price of the Convertible Notes can fluctuate materially lower than the current conversion price of $2.01 per share.~~

The number of shares of our Common Stock for which the Warrant are exercisable and the price at which such shares of our common Stock may be purchased upon exercise of the warrant may be adjusted in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for the Warrants. These provisions are intended to provide the Investors with partial protection from the effects of actions that dilute their interests in our Company on a fully-converted and fully-exercised basis. These provisions could result in substantial dilution to investors in our Common Stock that purchased our shares at higher prices.

In such instances, the number of shares of our Common Stock for which the Warrant are exercisable and the price at which such shares of our common Stock may be purchased upon exercise of the warrant can fluctuate materially lower than the current exercise price of $2.01 per share.

In the event of a stock dividend, split or combination, the number of shares of Common Stock acquirable pursuant to the Warrants would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a= Current total number of shares of Common Stock issuable pursuant to the Warrant

b= Number of shares of Common Stock outstanding after the event

c= Number of shares of Common Stock outstanding before the event

Simultaneously, the exercise price of the Warrants would be adjusted in accordance with the following formula:

(a x b)/c

Where:

a= Current Warrant Price

b= Number of shares of Common Stock issuable pursuant to the Warrant prior to the adjustment above

c= Number of shares of Common Stock issuable pursuant to the Warrant after such adjustment

In the event of a subsequent issuance of Common Stock by us, the number of shares of Common Stock acquirable pursuant to the Warrants would be adjusted in accordance with the following formula:

a/(a x ((b+(c/a))/d))

Where:

a= Current exercise price of the Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance. Simultaneously, the exercise price of the Warrants would be adjusted in accordance with the following formula:

a x ((b+(c/a))/d)

Where:

a= Current exercise price of the Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current exercise price of the Warrants of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price	Number of Shares Issuable In Aggregate to Warrant Holders	Exercise Price of Such Warrants Post-Subsequent Issuance
$1,000,000	$1.50 $1.00 $0.50	751,668 730,564 701,196	$2.00 $1.97 $1.89
$5,000,000	$1.50 $1.00 $0.50	771,152 820,186 967,292	$1.95 $1.83 $1.55
$10,000,000	$1.50 $1.00 $0.50	791,590 880,902 1,148,838	$1.89 $1.70 $1.31

Additionally, the Company will add a risk factor at page 27 as follows:

“The number of Warrants issuable and the exercise price of the Warrants can fluctuate under certain circumstances which, if triggered, can result in potentially material further dilution to our stockholders.

The number of shares of our Common Stock for which the Warrant are exercisable and the price at which such shares of our common Stock may be purchased upon exercise of the warrant may be adjusted in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for the Warrants. These provisions are intended to provide the investors with partial protection from the effects of actions that dilute their interests in our Company on a fully-converted and fully-exercised basis. These provisions could result in substantial dilution to investors in our Common Stock that purchased our shares at higher prices.

In such instances, the number of shares of our Common Stock for which the Warrant are exercisable and the price at which such shares of our common Stock may be purchased upon exercise of the warrant can fluctuate materially lower than the current exercise price of $2.01 per share.

In the event of a stock dividend, split or combination, the number of shares of Common Stock acquirable pursuant to the Warrants would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a= Current total number of shares of Common Stock issuable pursuant to the Warrant

b= Number of shares of Common Stock outstanding after the event

c= Number of shares of Common Stock outstanding before the event

Simultaneously, the exercise price of the Warrants would be adjusted in accordance with the following formula:

(a x b)/c

Where:

a= Current Warrant Price

b= Number of shares of Common Stock issuable pursuant to the Warrant prior to the adjustment above

c= Number of shares of Common Stock issuable pursuant to the Warrant after such adjustment

In the event of a subsequent issuance of Common Stock by us, the number of shares of Common Stock acquirable pursuant to the Warrants would be adjusted in accordance with the following formula:

a/(a x ((b+(c/a))/d))

Where:

a= Current exercise price of the Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance. Simultaneously, the exercise price of the Warrants would be adjusted in accordance with the following formula:

a x ((b+(c/a))/d)

Where:

a= Current exercise price of the Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current exercise price of the Warrants of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price	Number of Shares Issuable In Aggregate to Warrant Holders	Exercise Price of Such Warrants Post-Subsequent Issuance
$1,000,000	$1.50 $1.00 $0.50	751,668 730,564 701,196	$2.00 $1.97 $1.89
$5,000,000	$1.50 $1.00 $0.50	771,152 820,186 967,292	$1.95 $1.83 $1.55
$10,000,000	$1.50 $1.00 $0.50	791,590 880,902 1,148,838	$1.89 $1.70 $1.31

Accordingly, if these provisions are triggered, then potentially material additional dilution to the existing stockholders of the Company may occur and the ability of the Company to complete a subsequent financing to fund its future operating needs could be materially adversely effected.”

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Kenneth S. Cragun

Kenneth S. Cragun

Chief Financial Officer

Local Corporation

C: Heath Clarke, CEO of Local Corporation